October 7, 2021

Via Edgar Transmission Mr. William Schroeder Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Lion Group Holding Ltd. (the “Company”) Form 20-F filed March 31, 2021 File No. 001-39301

Dear Mr. Schroeder:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 21, 2021 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F filed March 31, 2021

Part I, page 1

1.	At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information on the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.

Response: We respectfully advise the Staff that we have disclosed the above statements prominently at the onset of Part I of the revised Form 20-F and provided a cross-reference to our detailed discussion of risks facing the company and the offering.

Item 3. Key Information, page 1

2.	At the onset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in Hong Kong and China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong –based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have disclosed the above statements on page 1 of the revised Form 20-F under the title “Uncertainties with respect to the PRC legal system could affect us” and provided a cross-reference to our detailed discussion of risks facing the company and the offering.

3.	Disclose each permission that you or your Hong Kong-based subsidiaries are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the subsidiaries' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We respectfully advise the Staff that we have disclosed the above statements on page 1 of the revised Form 20-F under the title “Uncertainties with respect to the PRC legal system could affect us” and provided a cross-reference to our detailed discussion of risks facing the company and the offering. We refer the Staff to the risk factor disclosure on page 26 of the revised Form 20-F titled “The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” for further disclosure in relation to the CAC and CSRC.

4.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed by your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: We respectfully advise the Staff that the Company is registered as an exempted company in the Cayman Islands and was incorporated on February 11, 2020, to be the ultimate parent company of the Group upon the consummation of a business combination on June 16, 2020. The Company’s substantial operations are based in Hong Kong and the Cayman Islands, and cash can be transferred freely between the Company and its operating subsidiaries, across borders, and to U.S. investors. We respectfully advise the Staff that we are able to distribute earnings from our operating subsidiaries, to the parent company and U.S. investors and settle amounts owed, although we currently do not have any dividend policy.

The following are the aggregate transfers from the Company to its subsidiaries for the period from June 16, 2020 to December 31, 2020 for the purposes of funding:

Subsidiary	Amount
Lion Broker Limited 1	$1,260,000
Lion Wealth Limited2	$470,000
Lion Financial Group Limited3	$420,000
Total	$2,150,000

1)	Lion Broker Ltd was incorporated in under the laws of the Cayman Islands in March 2017.
2)	Lion Wealth Limited was incorporated in Hong Kong in October 2018
3)	Lion Financial Group Limited was incorporated under the laws of the British Virgin Islands in June 2015

No dividends or distributions were made to the Company by any of its subsidiaries during the period. No dividends or distributions were made to U.S. investors during the period.

The Company has updated its disclosures on page 3 of the revised Form 20-F under the caption “Liquidity of our Subsidiaries.” and “Limitation on Oversea Listing and Share Issuances”.

Item 3.D Risk Factors, page 3

5.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise your disclosure to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong- and China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we added the relevant risk factors on pages 25 to 26  of the revised Form 20-F under the heading “The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and “The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless”.

6.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We respectfully advise the Staff that we added the relevant risk factors on pages 26  of the revised Form 20-F under the heading “The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless”.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

EXHIBIT A

LION GROUP HOLDING LTD.

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay, Hong Kong

Tel: +(852) 2820-9000

October 7, 2021

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated September 21, 2021, Lion Group Holding Ltd. (the "Company") acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Chunning Wang
Director and Chief Executive Officer